SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

VIRYANET LTD.

(Translation of registrant’s name into English)

5 Kiryat Hamada Street

Science Based Industries Campus

P.O. Box 23052, Har Hotzvim

Jerusalem 91230, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Attached is the Company’s Press Release dated February 17, 2004 entitled “ViryaNet Reports its Fourth Fiscal Quarter and Full-Year 2003 Financial Results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

Date: February 18, 2004	By:	/s/ ALBERT A. GABRIELLI
	Name:	Albert A. Gabrielli
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by the Company on February 17, 2004, entitled “ViryaNet Reports it Fourth Fiscal Quarter and Full-Year 2003 Financial Results.”